Roy R. Centrella, Vice President/Controller/Chief Accounting Officer

December 12, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Southwest Gas Corporation
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2008
File No. 001-07850

Dear Mr. Owings:

Southwest Gas Corporation (the “Company”) is submitting this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated December 5, 2008.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

General

1.
We reviewed your response to comment 18 in our letter dated August 14, 2008 as well as Appendix 18A and 18B to your letter dated November 18, 2008.  With respect to Appendix 18A, we note your disclosure that you “set salaries and overall compensation … at amounts that approximate the 50th percentile of the amounts paid by the focus group companies discussed above.”  To the extent that the 50th percentile for the national focus group and the regional focus group are not the same, please disclose how the committee evaluates and uses the information from the national focus group and the regional focus group to set salaries and overall compensation for your named executive officers.  In the case of salaries, please also disclose the names of the “peer companies” referenced under the heading salaries on page 18 of the proxy.  If the reference

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7083
www.swgas.com

H. Christopher Owings
United States Securities and Exchange Commission
December 12, 2008

to “peer companies” should instead be to “focus groups,” please also revise your disclosure under the heading “Salary” to clarify this point.

Response:

We supplementally advise the Staff that the 50th percentile for both the national focus group and the regional focus group have approximated the same amount.  If, in the future, this is not the case, we will include appropriate disclosure in the proxy regarding the committee’s evaluation and use of such information in setting salaries and overall compensation for our named executive officers.

The reference to “peer companies” referenced under the heading “Salaries” on page 18 of the proxy should instead be “focus groups.”  We will revise this disclosure in future filings.

2.
We reviewed your response to comment 19 in our letter dated August 14, 2008 as well as Appendix 19B to your letter dated November 18, 2008.  Please revise your disclosure to include the grant date fair value for the actual number of performance shares granted.

Response:

We have modified the “Grants of Plan-Based Awards” table on Appendix 2A attached hereto to include the grant date fair value for the actual number of performance shares granted in January 2008 pursuant to the applicable awards made in 2007.

* * *
In connection with our responses to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roy R. Centrella

sw

Appendix 2A

Grants of Plan-Based Awards (2007)

The following table sets forth information regarding each grant of an award made under any of our Incentive Plans to our named executive officers during the fiscal year ended December 31, 2007.

GRANTS OF PLAN-BASED AWARDS (2007)
Name		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards
	Award Type	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

Jeffrey W. Shaw	MIP(1) RSUP(2)	$193,200 —	$276,000 —	$386,400 —	9,886 4,954	14,123 9,908	19,773 14,862

George C. Biehl	MIP(1) RSUP(2)	$90,972 —	$129,960 —	$181,944 —	4,655 1,655	6,650 3,311	9,310 4,967

James P. Kane	MIP(1) RSUP(2)	$109,200 —	$156,000 —	$218,400 —	5,588 2,146	7,983 4,293	11,176 6,440

Thomas R. Sheets	MIP(1) RSUP(2)	$56,910 —	$81,300 —	$113,820 —	2,912 994	4,160 1,988	5,824 2,983

Dudley J. Sondeno	MIP(1) RSUP(2)	$56,070 —	$80,100 —	$112,140 —	2,869 979	4,099 1,959	5,738 2,939
_________________________
(1) Represents the annual award opportunities granted under the MIP for the 2007 fiscal year, 40% of which is paid in cash and 60% of which is paid in performance shares.  The actual number of performance shares is determined in the succeeding year, by dividing the applicable “Threshold,” “Target” and “Maximum” amounts by a share price that is determined by the five-day average price of the Company’s common stock ending on January 8, 2008.  For the 2007 MIP awards, this five-day average was $29.312.  The award amount under the MIP is based upon the Company achieving a percentage of the target levels under the MIP, as described under “Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Compensation.”  “Threshold” represents achieving at least 70% of all five of the established target levels under the MIP, and equals 70% of the named executive officer’s incentive opportunity under the MIP; “target” represents achieving 100% of all five of the established target levels under the MIP, and equals 100% of the named executive officer’s incentive opportunity under the MIP; and “maximum” represents achieving 140% or more of all five of the established target levels under the MIP, and equals 140% of the named executive officer’s incentive opportunity under the MIP.   If less than all five of the target levels are achieved, then the “Threshold,” “Target” and “Maximum” amounts will be proportionally reduced by an amount equal to the percentage of targets that were achieved.  The MIP awards vest three years after the date the actual awards are determined.  Since Messrs. Biehl, Kane, Sheets, and Sondeno are over age 55 and are able to retire under the Incentive Plans, the awards will fully vest at their termination of employment.  The grant date fair value of the actual number of performance shares granted on January 22, 2008 pursuant to the applicable MIP annual award for the 2007 fiscal year, computed in accordance with FAS 123R, was $361,771 for Mr. Shaw, $170,367 for Mr. Biehl, $204,484 for Mr. Kane, $106,575 for Mr. Sheets and $104,994 for Mr. Sondeno.

(2)  Represents the annual award opportunities granted under the RSUP for the 2007 fiscal year.  The actual number of performance shares is determined in the succeeding year, by dividing the applicable “Threshold,” “Target” and “Maximum” amounts by the closing share price on the date of determination of the award.  For the 2007 RSUP awards, the date of determination was January 22, 2008 and the closing price for the Company’s common stock on that date was $27.25.  The award amount under the RSUP is based upon the average MIP payout percentage for the three years immediately preceding the RSUP award determination date, as described under “Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Compensation.”  “Threshold” represents a MIP average payout percentage of at least 90%, and equals 50% of the named executive officer’s incentive opportunity under the RSUP; “target” represents a MIP average payout percentage of at least 100%, and equals 100% of the named executive officer’s incentive opportunity under the RSUP; and “maximum” represents a MIP average payout percentage of at least 120%, and equals 150% of the named executive officer’s incentive opportunity under the RSUP.  No award will be earned under the RSUP unless the MIP average payout percentage is at least 90%.  A percentage of the RSUP awards vest each year over the three years following the date of determination of the actual award amount.  Since Messrs. Biehl, Kane, Sheets, and Sondeno are over age 55 and are able to retire under the Incentive Plans, the awards will fully vest at their termination of employment.  The grant date fair value of the actual number of performance shares granted on January 22, 2008 pursuant to the applicable RSUP annual award for the 2007 fiscal year, computed in accordance with FAS 123R, was $216,000 for Mr. Shaw, $72,200 for Mr. Biehl, $93,600 for Mr. Kane, $43,360 for Mr. Sheets and $42,720 for Mr. Sondeno.